



POWER OF ATTORNEY

The undersigned hereby appoints Scott B. Bernstein the undersigned's true and lawful attorney-in-fact, with full power of substitution and resubstitution, for him in his name, place and stead and in his individual capacity, to execute and deliver on behalf of the undersigned all applications, reports or documents filed pursuant to (i) the Securities Exchange Act of 1934, as amended, or any rule or regulation thereunder, including, without limitation, Schedules 13D, 13F and 13G, and Forms 3 and 4, and (ii) the Securities Act of 1933, as amended, or any rule or regulation thereunder, including, without limitation, Forms 144, and any amendments to said applications, reports or documents, and any and all instruments, affidavits and exhibits necessary or desirable in connection therewith, and to take all other necessary and lawful action in connection therewith.

This Power of Attorney shall remain in effect with respect to Mr. Bernstein until revoked by the undersigned. The Power of Attorney hereby granted is coupled with an interest and shall survive and shall not be affected by the subsequent disability, incompetency or death of the undersigned.

IN WITNESS WHEREOF, I have herewith set my hand this 17th day of March, 1998.

[signature]

Bruce S. Kovner

STATE OF New York)
: ss.:
COUNTY OF New York)

On the 17th day of March, 1998 before me personally came Bruce S. Kovner, to me known, and known to me to be the individual described in, and who executed the foregoing instrument, and he acknowledged to me that he executed the same.

[signature]

TERESA F BROOKS
Notary Public State of New York
No 01BR5034553
Qualified in New York County
Commission Expires October 17, 1998